UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

R. Scott Huennekens

President and Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment Nos. 1 and 2 to the Schedule 14D-9 previously filed by Volcano Corporation, a Delaware corporation (“Volcano”), with the Securities and Exchange Commission on December 30, 2014, January 13, 2015, and January 16, 2015, respectively, relating to the offer by Clearwater Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation, to purchase all the outstanding shares of Volcano’s common stock, $0.001 par value per share, at a price of $18.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 4. The Solicitation or Recommendation.

Item 4, section (i) of the Schedule 14D-9 is hereby amended and supplemented by deleting the second full paragraph on page 14 under the heading “Background of Offer and Merger” and replacing it with the following paragraph:

“Volcano regularly reviews its business strategy and evaluates opportunities to expand its product offerings and strengthen its competitive position. As part of its general business development outreach, Scott Huennekens, Volcano’s Chief Executive Officer, has engaged in confidential discussions with large medical device companies. In January 2014, in conjunction with the J.P. Morgan Healthcare Conference, Mr. Huennekens had meetings with Company A and with Company B to discuss their respective interests in exploring a strategic transaction with Volcano. Volcano’s senior management had follow-up meetings with, and gave management presentations to, both Company A and Company B under confidentiality agreements. Neither confidentiality agreement with Company A or Company B included a standstill provision. After receipt of preliminary feedback from Company A and Company B, in April 2014, Volcano’s Board of Directors retained Goldman, Sachs & Co. (“Goldman Sachs”) to assist Volcano in conducting a market check to assess strategic interest in Volcano. The Volcano Board of Directors did not engage in a formal interview process for financial advisors because the Volcano Board of Directors had previously retained Goldman Sachs in late 2013 to advise it in regard to an activist stockholder, Goldman Sachs was one of two large investment banks that had worked with Volcano in the recent past and the Volcano Board of Directors was familiar with Goldman Sachs’ qualifications to serve as its financial advisor, including Goldman Sachs’ industry experience. In connection with the market check, Goldman identified 13 possible strategic parties to contact. After a thorough discussion, the Volcano Board of Directors and Goldman Sachs agreed that the Company or Goldman Sachs would reach out to 3 additional parties. The Volcano Board of Directors directed Goldman Sachs to contact Company C and Company D with whom Volcano’s senior management had prior confidential discussions, to determine their respective interest in engaging in discussions with Volcano. The Volcano Board of Directors also authorized Mr. Huennekens to contact Company E, and in April 2014, Mr. Huennekens gave a management presentation to Company E. The Volcano Board of Directors determined which large medical device companies to include in the market check process based on an assessment of potential interest in a strategic transaction with Volcano and the financial capability to consummate a strategic transaction with Volcano. The Volcano Board of Directors determined not to contact any parties that would face significant regulatory approval issues or financial buyers because, taking into account the advice of its financial advisor, the board did not believe that Volcano’s current negative cash flow would support a leveraged acquisition. After completing a financial analysis, Company A informed Volcano that Volcano had insufficient revenue growth to support an acquisition despite a strategic fit, and Company B withdrew because of lack of parent level support. Company C was focused on other priorities, Company D indicated that the timing for discussions was not advantageous and Company E indicated it was not interested in the opportunity. As a result, the Volcano Board of Directors ended its market check process.”

Item 4, section (i) of the Schedule 14D-9 is hereby amended and supplemented by deleting the first full paragraph on page 16 under the heading “Background of Offer and Merger” and replacing it with the following paragraph:

“On July 30, 2014, the Volcano Board of Directors met to discuss the indication of interest submitted by Philips. Senior management and representatives of Cooley and Goldman Sachs attended the meeting. Cooley reviewed the board’s fiduciary duty obligations in the context of considering the Philips’ indication of interest.

Senior management updated the board on Volcano’s results for the second quarter and recommended changes to guidance for the second half of the year. The board then reviewed with Goldman Sachs the financial aspects of the proposal from Philips, the expected impact of second quarter results and lowered guidance on the process, the results of the market check conducted in April 2014 and potential responses to Philips, including the request for exclusivity. Following a discussion, the board determined that Philips should be allowed to commence due diligence without any commitment that the price was sufficient, that Philips should only be given exclusivity if Philips enhances its offer and that the process should be shortened to reduce the risks associated with a prolonged process. After representatives of Goldman Sachs left the meeting, the board authorized the retention of Goldman Sachs as its financial advisor. The board then considered the formation of a transaction committee comprised solely of independent directors to oversee the evaluation of the Philips proposal, the solicitation of other proposals and the review of strategic alternatives and to make recommendations to the board (the “Transaction Committee”). The Volcano board retained the right to make the final decision on any transaction. The committee was formed to enable the Volcano Board to provide more efficient and effective oversight of the process. Members of the Transaction Committee were selected based on the directors’ past experience on similar transactions and their ability to meet frequently during the process. Following a discussion, the board appointed Kieran Gallahue, Leslie Howe, Alexis Lukianov and Mr. Matricaria to the Transaction Committee and designated Mr. Matricaria as Chairman of the Transaction Committee and authorized the payment of committee fees consistent with the fees payable to members of the Audit Committee.”

Item 4, section (i) of the Schedule 14D-9 is hereby amended and supplemented by deleting the third full paragraph on page 16 under the heading “Background of Offer and Merger” and replacing it with the following paragraph:

“On August 2, 2014, the Transaction Committee held a meeting with representatives of senior management and Volcano’s financial and legal advisors. Goldman Sachs informed the committee that Philips would not increase its price and would proceed without exclusivity. The committee then discussed with Goldman Sachs whether Volcano should contact any of the companies previously contacted during the April market check or any new companies to assess interest. Based on feedback from the April market check and subsequent developments, including pending transactions, the committee determined to direct Goldman Sachs to contact Company A and Company D. The committee decided not to contact Company B, Company C or Company E because they believed, based on prior discussions, that none of these companies would pursue a transaction with the Company. The committee also decided not to contact direct competitors with significant regulatory approval risks who might use knowledge of a process to undermine Volcano’s competitive position in the market. After representatives of Goldman Sachs left the meeting, the committee also discussed the proposed fee arrangement with Goldman Sachs.”

Item 4, section (i) of the Schedule 14D-9 is hereby amended and supplemented by deleting the eighth full paragraph on page 17 under the heading “Background of Offer and Merger” and replacing it with the following paragraph:

“On September 11, 2014, Sullivan & Cromwell sent a revised draft of the merger agreement to Cooley, which included an indication that Philips expected to enter into consulting/retention agreements with certain members of Volcano management in connection with signing a definitive merger agreement. Philips did not identify to Volcano the members of management that would be asked to enter into consulting or retention agreements until December 11, 2014.”

Item 4, section (i) of the Schedule 14D-9 is hereby amended and supplemented by deleting the eighth full paragraph on page 18 under the heading “Background of Offer and Merger” and replacing it with the following paragraph:

“On October 20, 2014, the Volcano Transaction Committee met with financial and legal advisors to review the revised non-binding indication of interest from Philips. During the meeting, representatives of Goldman Sachs updated the committee on discussions with Lazard relating to Philips’ remaining due diligence. Mr. Matricaria updated the committee on discussions with stockholders. The committee also reviewed with Goldman Sachs the financial aspects of the revised indication of interest and discussed engaging in a review of strategic alternatives, including the impact of prospective changes to the business on the value of the Company as a standalone business. The committee determined to recommend to the Volcano Board of Directors that it schedule an additional meeting to review strategic alternatives, including prospective changes that could be made to Volcano’s operations as an independent business, before responding to the revised indication of interest.”

Item 4, section (i) of the Schedule 14D-9 is hereby amended and supplemented by deleting the fifth full paragraph on page 20 under the heading “Background of Offer and Merger” and replacing it with the following paragraph:

“On December 11, 2014, Philips sent a draft consulting agreement to be signed by Mr. Huennekens prior to signing the merger agreement and draft retention agreements to be signed by two Volcano executives prior to signing the merger agreement. This was the first time that Mr. Huennekens and the other executives were notified of the proposed terms and conditions of such agreements. Between December 11, 2014 and December 15, 2014, Mr. Huennekens and Joseph Burnett, with the assistance of separate counsel, negotiated their respective consulting agreement and retention agreement. Volcano did not participate, in any capacity, in such negotiations. Philips agreed not to require the retention agreement from the third executive.”

Item 4, section (iii) of the Schedule 14D-9 is hereby amended and supplemented by deleting the first full paragraph on page 24 under the heading “Certain Financial Projections” and replacing it with the following paragraph:

“Volcano does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations other than our annual revenue, margin and earnings per share guidance due to the inherent unpredictability of the underlying assumptions in long-term projections. In connection with our Board of Directors’ review of potential strategic alternatives, our management prepared financial projections reflecting Volcano as a standalone company and, in August 2014, provided these projections to our Board of Directors, and to Goldman Sachs. We also provided these projections to Parent and Purchaser in August 2014. These financial projections were based on our management’s best estimates and judgments at the time they were prepared.”

Item 4, section (iii) of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional line item to the “Management Projections” chart under the heading “Certain Financial Projections” on page 25:

	2014E	2015E	2016E	2017E	2018E
Stock based compensation	$14.5	$14.9	$15.4	$15.9	$16.3

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting the last full paragraph on page 27 under the heading “Opinion of Volcano’s Financial Advisor” and replacing it with the following paragraph:

“Although none of the selected companies is directly comparable to Volcano, the companies included were chosen because they are publicly traded companies in the medical device industry with operations that for purposes of analysis may be considered similar to certain operations of Volcano.”

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting the “Selected Companies Analysis” chart on page 28 under the heading “Opinion of Volcano’s Financial Advisor” and replacing it with the following chart:

Enterprise Value as a multiple of:
	LTM Sales	Estimated 2014 Sales	Estimated 2015 Sales	Estimated 2016 Sales
Volcano (based on Wall Street Research and price per Share as of December 15, 2014)	2.2x	2.2x	2.2x	2.1x
Volcano (based on the Forecasts and price per Share as of December 15, 2014)	2.2x	2.3x	2.1x	1.9x
Volcano (based on Wall Street Research and price of $18 per Share)	3.1x	3.1x	3.0x	2.9x
Volcano (based on the Forecasts and price of $18 per Share)	3.1x	3.2x	2.9x	2.7x
Insulet	8.7x	8.4x	6.9x	5.7x
Endologix	6.5x	6.4x	5.7x	4.9x
Align Technology	5.6x	5.5x	4.8x	4.2x
HeartWare International	4.7x	4.4x	4.0x	3.5x
ResMed	4.6x	4.5x	4.2x	3.9x
NuVasive	3.3x	3.3x	3.1x	2.9x
Thoratec	3.1x	3.3x	3.3x	3.0x
Integra LifeSciences	2.4x	2.4x	2.2x	2.1x
Masimo	2.3x	2.2x	2.0x	1.9x

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting the disclosure under the subheading “Illustrative Discounted Cash Flow Analysis” on page 28 under the heading “Opinion of Volcano’s Financial Advisor” and replacing it with the following:

“Goldman Sachs calculated a range of illustrative enterprise values by discounting to present value, as of September 30, 2014, using discount rates ranging from 7.0% to 9.0%, reflecting estimates of Volcano’s weighted average cost of capital, (i) the cash flow expected to be generated by Volcano based on the Forecasts, and (ii) the terminal year estimate of Volcano’s cash flow, which reflects certain adjustments by Volcano’s management to the cash flow expected to be generated by Volcano in 2018 per the Forecasts, using a range of perpetuity growth rates ranging from 4.25% to 5.25% (which implies a revenue exit multiple range of 1.9x to 5.3x). Goldman Sachs used a range of discount rates from 7.0% to 9.0% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate, beta for the company (informed by reference to the company’s historical and predicted beta and its peers’ betas), as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term growth of gross domestic product and inflation. In addition, stock based compensation expense was treated as a cash expense for purposes of determining unlevered free cash flow. Goldman Sachs adjusted the range of illustrative enterprise values by subtracting the amount by which Volcano’s indebtedness exceeded its cash as of September 30, 2014, which was $270 million, as set forth in the SEC filings of Volcano and other information supplied by management of Volcano, to derive a range of illustrative equity values. Goldman Sachs divided this range by the number of Volcano’s fully diluted shares (using information provided by Volcano’s management) to derive an illustrative range of values per Share of $11.47 to $38.38.

For this analysis, each value per Share in the illustrative range of values per Share included the present value of net operating losses attributable to Volcano (“NOLs”) of $1.67 per Share, based on the Forecasts. The present value of NOLs was calculated by discounting to present value, as of September 30, 2014, using a discount rate of 8.46%, reflecting an estimate of Volcano’s cost of equity, the amount, based on the Forecasts, by which the NOLs offset Volcano’s taxable income (assuming a marginal tax rate of 38%).”

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting the disclosure under the subheading “Illustrative Present Value of Future Share Price Analysis” on page 28 under the heading “Opinion of Volcano’s Financial Advisor” and replacing it with the following:

“Goldman Sachs performed an illustrative analysis of the implied present value, as of December 15, 2014, of the implied future value per Share, which is designed to provide an indication of the present value of a theoretical future value of Volcano’s equity value per Share as a function of Volcano’s estimated future revenue and an illustrative range of next-twelve-month enterprise value to revenue multiples, using the Forecasts. Goldman Sachs calculated the illustrative implied future value per Share by (i) calculating the illustrative implied enterprise values as of December 15, 2015, 2016, and 2017, respectively, by applying multiples ranging from 2.0x to 3.5x to the estimated revenue for fiscal years 2016 through 2018 and (ii) adjusting the resulting range of illustrative implied future enterprise values to arrive at illustrative implied future equity values by subtracting the respective amounts by which Volcano’s indebtedness was projected to exceed its cash, as of such dates. These forward year revenue multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current revenue multiple for Volcano and the selected companies. The implied future share values were then calculated by dividing the implied future equity values by the projected number of fully diluted shares. The resulting implied future share values were then discounted to present value as of December 15, 2014 using a discount rate of 8.46%, reflecting an estimate of Volcano’s cost of equity. Goldman Sachs used a discount rate of 8.46% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company’s target capital structure and beta for the company (informed by reference to the company’s historical and predicted beta and its peers’ betas), as well as certain financial metrics for the United States financial markets generally. This analysis resulted in an illustrative range of implied present values per Share of (i) $12.65 to $24.81 for 2015; (ii) $13.07 to $25.52 for 2016; and (iii) $13.83 to $26.35 for 2017.”

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting disclosure under the subheading “Selected Transactions Analysis” on page 29 under the heading “Opinion of Volcano’s Financial Advisor” and replacing it with the following:

“Selected Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to selected transactions in the medical device industry since January 2010.

For each of the selected transactions, Goldman Sachs calculated and compared transaction enterprise value as a multiple of LTM revenues (each, a “EV/LTM Revenue Multiple”).

The following table presents the results of this analysis:

Target	Acquiror	Announcement Date	EV/LTM Revenue Multiple
Tornier N.V.	Wright Medical Group, Inc.	October 27, 2014	4.6x
Ulthera, Inc.	Merz Pharma Group	June 26, 2014	6.6x
ArthroCare Corp.	Smith & Nephew Plc	February 3, 2014	3.9x
Rexam Plc – Healthcare Devices and Prescription Retail	Montagu Private Equity	February 3, 2014	3.0x
Given Imaging Ltd.	Covidien Plc	December 8, 2013	5.2x
Vital Signs	CareFusion Corp.	November 18, 2013	2.0x
MAKO Surgical Corp.	Stryker Corp.	September 25, 2013	14.8x
Conceptus, Inc.	The Bayer Group	April 29, 2013	7.9x
Permobil AB	Investor AB	March 27, 2013	3.4x
Trauson Holdings Co.	Stryker Corp.	January 17, 2013	10.2x
Healthpoint Biotherapeutics	Smith & Nephew Plc	November 28, 2012	4.1x
China Kanghui Holdings	Medtronic, Inc.	September 27, 2012	12.7x
One Lambda, Inc.	Thermo Fisher Scientific Inc.	July 16, 2012	4.9x
Becton, Dickinson, & Co –Discovery Labware	Corning Inc.	April 10, 2012	2.3x
SonoSite Inc.	Fujifilm Holdings Corp.	December 15, 2011	3.2x
Astra Tech AB	DENTSPLY International Inc.	June 22, 2011	3.4x
Nucletron B.V.	Elkta AB	June 21, 2011	2.9x
Boston Scientific Corp. – Neurovascular	Stryker Corp.	October 28, 2010	4.5x
AGA Medical Holdings Inc.	St. Jude Medical Inc.	October 18, 2010	6.2x

While none of the companies that participated in the selected transactions are directly comparable to Volcano, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Volcano’s results, market size and business profile. In addition, Goldman Sachs calculated, based on publicly available information and information provided to Goldman Sachs by Volcano, that the EV/LTM Revenue Multiple represented by the transaction to acquire Volcano for $18.00 per Share was 3.1x.

Goldman Sachs applied an illustrative range of EV/LTM Revenue Multiples of 3.0x to 6.5x to Volcano’s LTM revenue as of September 30, 2014, based on the Forecasts, and these calculations yielded a range of illustrative implied prices per Share of $17.45 to $42.73. These illustrative EV/LTM Revenue Multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account Goldman Sachs’ review of the selected transactions.”

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting the fourth full paragraph on page 30 under the heading “Opinion of Volcano’s Financial Advisor” and replacing it with the following paragraph:

“Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Volcano, Parent, Purchaser, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transactions for the accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs acted as financial advisor to Volcano in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to Volcano and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to a public offering of Volcano’s 1.75% Convertible Senior Notes due 2017 (aggregate principal amount of $400,000,000 plus an additional aggregate principal amount of $60,000,000 from the underwriters’ option to purchase additional notes) in December 2012 (the “2017 Convertible Notes”). Goldman Sachs also has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to Parent related to certain strategic alternatives for the lighting sector. During the two year period ended December 2014, the Investment Banking Division of Goldman Sachs has received aggregate compensation for financial advisory and/or underwriting services to Volcano and/or its affiliates of approximately $3,000,000. During the two year period ended December 2014, the Investment Banking Division of Goldman Sachs has received aggregate compensation for financial advisory and/or underwriting services to Parent and/or its affiliates of approximately $2,000,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Volcano, Parent and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.”

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting the third and fourth full paragraphs on page 31 under the heading “Opinion of Volcano’s Financial Advisor” and replacing them with the following paragraphs:

“The convertible bond hedge transactions with Goldman Sachs generally require Goldman Sachs to deliver to Volcano in respect of each 2017 Convertible Note that is surrendered for conversion, 65% of the number of shares of Common Stock that Volcano is required to deliver under the terms of the indenture governing the 2017 Convertible Notes, based on a conversion price of approximately $32.83 per share of Common Stock, with the other counterparty to the convertible bond hedge transactions required to deliver to Volcano the other 35% of such shares. In connection with the Transactions, the holders of the notes would be expected to elect to put their notes for par in accordance with the terms of the 2017 Convertible Notes instead of exercising the notes. If the Transactions are consummated and the 2017 Convertible Note holders put their notes, the convertible bond hedge transactions would terminate and no termination payment is expected in accordance with the termination provisions of the convertible bond hedge transactions. If, instead of being acquired for cash under the Transactions, Volcano were being acquired for consideration 90% or more of which consisted of stock issued by a U.S. issuer and publicly traded in the U.S., the convertible bond hedge transactions would have continued with adjustments corresponding to the adjustments made to the 2017 Convertible Notes.

Goldman Sachs purchased warrants with respect to approximately 9.1 million shares of Common Stock from Volcano with a strike price of approximately $37.59 per share. The issuer warrant transactions are settled on a cashless basis and automatically exercised in equal (or as near equal as possible) installments over a series of expiration dates in 2018. In accordance with their terms, upon the occurrence of certain events, including the Transactions, the issuer warrant transactions would be terminated and Goldman Sachs would be entitled to receive from Volcano a cash payment equal to the fair value of the terminated issuer warrant transactions with Goldman Sachs. If not otherwise agreed by the parties, the amount payable under the terminated issuer warrant transactions with Goldman Sachs will be determined by Goldman Sachs in good faith and a commercially reasonable manner as calculation agent or determining party with respect to such transactions. If, instead of being acquired for cash under the Transactions, Volcano were being acquired for consideration 90% or more of which consisted of stock issued by a U.S. issuer and publicly traded in the U.S., (i) if the consideration were all stock, the issuer warrant transactions would have continued with Goldman Sachs as calculation agent making commercially reasonable adjustments to account for the acquisition or (ii) if the consideration were at least 90% (but not all) stock, the issuer warrant transactions would have terminated (with the termination amount determined as described above) unless Goldman Sachs elected to continue the portion of the transaction corresponding to the stock consideration with commercially reasonable adjustments by Goldman Sachs, as calculation agent.”

Item 4, section (iv) of the Schedule 14D-9 is hereby amended and supplemented by deleting the first, second and third full paragraphs on page 32 under the heading “Opinion of Volcano’s Financial Advisor” and replacing them with the following paragraphs:

“Each of the foregoing amounts will vary depending on the actual closing date of the Transactions, the value of the issuer warrant transactions, the actual repurchase date(s) for the 2017 Convertible Notes, and market conditions (including interest rates and volatility) at the time of the repurchases and settlements and may be significantly different from the amounts described below. Accordingly, changes to any presumptions regarding stock price, volatility, interest rate, time and the valuation model used would affect the foregoing amounts. If the Transactions were announced at a later date, assuming other inputs remain the same, the value of the issuer warrant transactions would decrease over time as the result of option time decay until the warrants’ expiration. Because the amount payable under the issuer warrant transactions upon termination is its fair value, Goldman Sachs would not be expected to realize a benefit simply from avoiding such option time decay. As the factors affecting the amount of these payments change, and as Goldman Sachs has hedged its position under the portion of the call spread transactions for which it is a party, the consummation of the Transactions could result in payments to or from Goldman Sachs that are greater than, equal to, or less than the amount of the payments that would have been received or paid by Goldman Sachs upon exercise, expiration or termination of the call spread transactions in the absence of the Transactions.

In connection with the delivery of its fairness opinion and as described in “Background of Offer and Merger,” Goldman Sachs provided to Volcano’s management and the Transaction Committee of Volcano’s Board of Directors updated information regarding the potential impact of the Transactions on the call spread transactions and its hedging position related thereto on December 12, 2014. The presentation included preliminary estimates by Goldman Sachs’ Investment Banking Division (without consulting with personnel in Goldman Sachs’ Securities Division, which manages the call spread transactions, because of institutional information barriers) on the call spread transactions for a range of offer prices including anticipated offer prices at the time. Using a Black-Scholes based option pricing model that Goldman Sachs uses in the ordinary course of its business with specified assumptions for a closing date, reference share price, and volatility, the presentation estimated that Goldman Sachs might realize a net gain (after taking into account any estimated hedging gains or losses) ranging from approximately $4.5 million to $54.1 million and that, as the offer price of Volcano increased from $10.00 per share to approximately $28.00 per share, Goldman Sachs’ net gain under the call spread transactions increased. At an offer price of $18.00 per share, Goldman Sachs estimated in the presentation that it would realize a net gain (after taking into account any estimated hedging gains or losses) of approximately $24.4 million as a result of the Transactions. The presentation noted that the amount of any gain or loss would not be known until the convertible bond hedge and issuer warrant transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs has completed all of its unwind activities.

As noted above, if not otherwise agreed by the parties, the amount payable under the terminated issuer warrant transactions with Goldman Sachs will be determined by Goldman Sachs in good faith and a commercially reasonable manner as calculation agent or determining party with respect to such transactions. After Volcano’s announcement of the definitive transaction agreement with Philips, Philips and Goldman Sachs agreed on a methodology for determining the payment that Goldman Sachs would receive as the result of the termination of the call spread transactions. As a result, Goldman Sachs expects that its net gain from the Transactions (after taking into account hedging gains and losses) will be approximately $4.2 million, with the exact amount of the net gain to be determined once the convertible bond hedge and issuer warrant transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs has completed all of its unwind activities.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph on page 38 under the heading “Legal Proceedings” and replacing it with the following full paragraph:

“Between December 22, 2014 and January 9, 2015, three putative class-action lawsuits challenging the Merger (captioned Lax v. Volcano Corp., Case No. 10485-VCP; Gordon v. Gallahue, Case No. 10533; and Munawar v. Volcano Corp., Case No. 10534) were filed in the Court of Chancery for the State of Delaware (collectively, the “Stockholder Litigation”). The operative complaints in the Stockholder Litigation name as defendants: (i) each member of our Board of Directors, (ii) the Company (in the Lax and Munawar actions only), (iii) Parent and Purchaser, and (iv) Goldman Sachs. The Gordon complaint also names Koninklijke Philips N.V. as a defendant. The plaintiffs in the Stockholder Litigation allege that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Volcano to Parent and Purchaser at an inadequate price, (b) implementing an unfair process, (c) agreeing to certain provisions of the Merger Agreement that are alleged to favor Parent and Purchaser and deter alternative bids, and (d) by omitting material information from Volcano’s Schedule 14D-9, filed on December 30, 2014. The plaintiffs also generally allege that the entity defendants (except the Company) aided and abetted the purported breaches of fiduciary duty by the directors. In particular, as to Goldman Sachs, the plaintiffs accuse it of aiding and abetting, in part, because Goldman Sachs will, as a result of the Transactions, net an estimated $24.6 million in connection with the call spread transactions. Under the terms of the engagement letter between Volcano and Goldman Sachs, Volcano has agreed to indemnify Goldman Sachs and certain related persons against liabilities relating to the Stockholder Litigation. The plaintiffs in the Stockholder Litigation seek, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. On January 12, 2015, plaintiffs Lax and Gordon filed motions for expedited proceedings and a preliminary injunction. Thereafter, the parties agreed to certain expedited discovery, and, between January 15 and January 19, 2015, defendants produced documents to plaintiffs. On January 16, 2015, the Chancery Court entered an order consolidating the Stockholder Litigation and appointing lead counsel for the plaintiffs. A preliminary injunction hearing is currently scheduled for January 27, 2015. We believe this litigation is without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCANO CORPORATION

	By:	/s/ R. SCOTT HUENNEKENS

		Name:	R. Scott Huennekens
		Title:	President and Chief Executive Officer

Dated: January 22, 2015